Exhibit 11.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF EARNINGS PER SHARE

	Year Ended December 31,
	2011	2010	2009
EARNINGS PER SHARE (000’s, except per share data)

Net Income	$16,439	$9,616	$10,049

Less: Dividend Requirements on Preferred Stock	131	132	134

Net Income Applicable to Common Stock	$16,308	$9,484	$9,915

Average Number of Common Shares Outstanding—Basic	10,880	10,823	9,647

Dilutive Effect of Stock Options and Restricted Stock	3	1	—

Average Number of Common Shares Outstanding—Diluted	10,883	10,824	9,647

Earnings Per Share—Basic	$1.50	$0.88	$1.03

Earnings Per Share—Diluted	$1.50	$0.88	$1.03